

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

Via E-mail
Jason T. Young
Chairman and Chief Executive Officer
ARC Group Worldwide, Inc.
810 Flightline Blvd.
Deland, Florida 32724

      Re: ARC Group Worldwide, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed February 25, 2015
              File No. 333-200666

Dear Mr. Young:

We have reviewed your registration statement and have the following comments.

Amendment No. 2 to Registration Statement on Form S-1 filed February 25, 2015

Competitive Strengths, page 2

Established Customer Base in High Growth Markets, page 2

1. In your response to comment two of our letter dated January 27, 2015 you state that the customers you list here were chosen, in part, because of the wide recognition of their names rather than because they are your most significant customers. Please revise to make apparent what percentage of your consolidated sales each of the companies you list here represents, or revise to list only those customers for which you have the highest consolidated sales. Please also clearly disclose which of these customers has a business relationship with you that exceeds 10 years.

The Offering, page 7

2. We note your response to comment four of our letter dated January 27, 2015. However, your disclosure on page eight continues to state that under the terms of your Subordinated Credit Facility, you will be required to pay "50% of the balance, if any, of such net cash proceeds remaining, to the extent necessary to reduce the Senior Leverage Ratio to 2.25:1.00." Please revise to clearly state that this would only apply if you used the proceeds within 90 days (i) finance a permitted acquisition or other permitted investment; or (ii) finance consolidated capital expenditures. If proceeds were not used for this purpose, it appears that you would be required to pay 50% of the balance of net

cash proceeds remaining, regardless of the Senior Leverage Ratio. Please also clearly state this in your Use of Proceeds.

3. We note that you have removed disclosure regarding the amount of proceeds from this offering that you anticipate using for mandatory prepayments, both here and under Use of Proceeds. Please revise to include this information.

Use of Proceeds, page 41

4. You have deleted the disclosure called for by Instruction 4 to Item 504 of Regulation S-K regarding the debt that you will be discharging with the proceeds of this offering. Please revise to include this disclosure.

You may contact Lisa Etheredge at (202) 551-3424 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot

for Pamela Long
Assistant Director

CC: Travis L. Gering (*via E-mail*)
Wuersch & Gering, LLP